EXHIBIT 20

                  LETTER TO SHAREHOLDERS
                   DATED MARCH 28, 1997

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Dear Shareholders:


     Recently, you received a proxy solicitation statement from
C. Edward Dunmire urging you to vote for his slate of eight candidates and included statements that were critical of bank management, and questioned the financial performance and other matters pertaining to Peoples Financial Corp., Inc. ("Peoples") and its wholly-owned subsidiary, PFC Bank (the "Bank").

     The Board of Directors, in the interest of truth and accuracy, felt compelled to issue a public response. This response is not being sent because we think it will be a "close vote" (because we don't, as we already have received what we believe to be solid votes representing 77.30% of the issued and outstanding shares) but because Mr. Dunmire's proxy statement only tells one side of the story.

     It has been less than one year since the Board of Directors terminated Mr. Dunmire as President and CEO on April 17, 1996.
We are still living with the legacy of Mr. Dunmire and his family as we start to make what we believe are needed changes. Peoples itself has undergone tremendous changes during the last three years during which it bought back a total of 336,996 shares adjusted for the subsequent 333 for 1 stock split from the Estate of Paul L. Dunmire, S. Esther Dunmire and related interests and merged New Bethlehem Bank with and into Peoples Bank of Pa. (now PFC Bank). These transactions were priced at approximately then book value adjusted to reflect the fair market value of the Bank's stock portfolio. As a result, Peoples was for the first time in decades not subject to control by a single shareholder and his family.

     This lead to a reassessment by the Board of Directors of past practices including their pros and cons. One major area of concern was our view that staffing levels and personnel expense are too high. Prior to December 1, 1995, there never had been a duly appointed and functioning Compensation Committee. Since April of last year, the Board of Directors, upon the recommendation of the Compensation Committee, has taken steps to reduce total personnel expenses by almost $700,000 per year. We expect those types of positive actions to impact our bottom line. After adjusting for certain one-time expenses in both 1996 and 1997, pre-tax operating income is projected to be $555,000 for the first quarter of 1997 versus $378,000 in the first quarter of
1996, a projected increase of 47%.   This is not "declining
performance" as asserted by Mr. Dunmire.

     More than $300,000 of this annual reduction is attributable to Mr. Dunmire himself, for this was his average total yearly compensation from both the Bank and prior to April 1, 1995, New Bethlehem Bank. Put differently, Mr. Dunmire's compensation alone equaled approximately 10% of the expense of the total work force. Mr. Dunmire states his goal is to reinstate himself and "hire additional full-time, experienced senior management." Before accepting Mr. Dunmire's proposal, you may want to consider the likely price tag.

     The peer group comparisons of net overhead expenses to net interest income or operating profit per employee can result in misleading inferences. These comparisons do not accurately reflect the

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unique role the Bank's stock portfolio plays to the overall financial picture. During the last two years, the unrealized gain in the Bank's stock portfolio has increased from $11.768 million to $14.207 million even after realizing gains of $2.3 million from the sale from the Bank's stock portfolio. This important source of increasing value to the shareholders is not reflected in Mr. Dunmire's ratios and distorts comparisons to Mr. Dunmire's peer group. The Board of Directors is continuing its long-standing policy to take budgeted gains from the sale of securities. The Bank's stock portfolio historically has been a material factor in adding value to shareholders while permitting the Bank flexibility in its long range planning. Brian Henry, who serves as a director, is assisting in the management of this bank stock portfolio.

     While we believe Mr. Dunmire's ratios are misleading, we agree that overhead expenses need to be monitored. Accordingly, Bank management, with the active participation of the Board of Directors, is now leaving no stone unturned in its efforts to locate and realize cost savings. Unfortunately, we remain the prisoners of many spending decisions made in the past, in the form of unusually high, continuing depreciation expenses. Over the last ten years of Dunmire family stewardship, the Bank has been operated on a champagne capital budget. Conversely, going forward, we intend to live strictly within our means, while continuing to give the best possible service to our customers.

     Mr. Dunmire would have you question how the Bank lends your money, stating that the credit process is faulty. This is particularly disturbing to me because I have always instructed our lending officers to first analyze a proposal as though they were lending their own money, and then impose a higher standard because they are lending someone else's money. Furthermore, virtually every loan granted is scrutinized and passed upon weekly by the Bank's Loan Committee, consisting of seven Board members, all of them significant shareholders and actively engaged. It is true that we have recently focused upon loans collateralized by real property, but we believe that, in our market, these generally are the safest and most prudent loans to make. The results speak for themselves as nonperforming loans to total loans has decreased from .55 in 1993, .41 in 1994, .44 in 1995 to .24 in 1996, while net charge-offs to total loans have decreased from .17 in 1993, .11 in 1994, .18 in 1995 to .05 in
1996. These ratios do not generally decrease if the credit process is faulty.

     Mr. Dunmire generally is skeptical about the Bank's financial management process, questioning whether it is sufficiently sophisticated to anticipate and respond to interest rate changes and other such matters. This is more than a bit ironic, as the Bank continues to employ the basic system and methodology implemented by Mr. Dunmire himself. One major difference is that substantially more financial information is being provided to the full Board after Mr. Dunmire was requested to do so by Director Brian Henry. Building upon this, we are in the process of upgrading our financial reporting and control systems as we grow.

     The most dubious yet aggressively made allegation by Mr. Dunmire is that the Bank now suffers from inexperienced management. In addition to R. B. Robertson, with eleven years senior bank management experience,the Bank benefits from the services of James Kifer, Executive Vice President, with twelve years experience, and Vice Presidents Paul Barbiaux and Vicki Barlett, with 17 and 11 years experience, respectively. Our next level of management and indeed all of our employees are, I believe, equally competent and qualified to lead the Bank forward. When considering this issue, please consult your own personal experience with any of these individuals. Also, consider the fact that Mr. Dunmire is proposing a slate of Directors with virtually no experience in the banking business.

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     Mr. Dunmire finally alleges that the current management and
Board of Directors are not acting to maximize shareholder value.
Given the financial stake of those involved, this would be unthinkable. The job has only begun, however, and with your help we will see it through.

                On Behalf of the Board of Directors Nominees


                /s/ R. B. Robertson
                -----------------------------
                R. B. Robertson, Chairman and
                Chief Executive Officer


                    Revocation of Proxy
                    -------------------

     In the event you have executed a blue proxy, you may revoke it at any time before it is voted only: (1) by giving written notice of revocation (revocation notice attached for your convenience) to Brian Henry, Secretary, Peoples Financial Corp, Inc., 363 Broad Street, New Bethlehem, PA 16242; (2) by executing a later dated proxy (one attached for your convenience) and giving written notice thereof to the Secretary of the Corporation; or (3) by voting in person after giving written notice to the Secretary of the Corporation.